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Management Comments
Quarter ending September 30, 2003

Net revenue increase by $13.2 million, or 22.8%, for the quarter, compared to the same period last year, largely the result of higher sales volumes for both pulp and lumber. The lumber sales volume increase was primarily a function of improved production from the Whitecourt and Boyle sawmills compared to 2002 production levels, while the pulp sales volume increase was driven by continued strong demand for BCTMP.

Net revenue from the lumber segment increased by $5.2 million, or 23.2%, in the quarter compared to one year ago, largely due to a 27.8% increase in sales volumes, made possible by strong demand and higher production. While sales volumes improved over last year, average revenue per thousand board feet was down by $12, or 3.7%, compared to the third quarter of 2002. Lumber prices increased significantly throughout the quarter due to strong demand and a temporary reduction in supply as a result of forest fires in British Columbia. The third quarter results do not reflect the full impact of the price increases, as July and August shipments were at lower prices. Net revenue from the lumber segment continues to be reduced by countervailing and anti-dumping duties that totalled $3.0 million in the quarter, compared to $1.7 million one year ago.

The pulp segment saw an increase in net revenue of $8.3 million, or 24.3%, compared to the third quarter of 2002, primarily the result of higher sales volumes, which were up 23.3% due to continued strong demand for BCTMP. Even though prices had fallen off slightly from second quarter levels, average revenue per tonne was slightly higher in the quarter compared to the same period last year.

The Canadian dollar strengthened significantly since the third quarter of 2002, the negative impact of which was partly offset by our currency hedging program, which provided a benefit of $4.4 million in the quarter and $10.4 million for the first nine months of 2003.

Looking ahead, it appears as though lumber prices will remain relatively weak for the balance of 2003 due to product oversupply. Despite decreases in world pulp inventories in recent month, further pulp prices increases are likely to await an improvement in the global economy, which will strengthen demand for paper.

Millar Western Forest Products Ltd. is a diversified forest products company headquartered in Edmonton, Alberta, with operations in Whitecourt and Boyle, Alberta. Its main product lines are hardwood and softwood bleached chemi-thermo-mechanical pulp (BCTMP) and softwood lumber. The company also manages and markets the output of a BCTMP mill in Meadow Lake, Saskatchewan. For more information, contact:

Joe Concini
Chief Financial Officer
780-486-8265

Carol Cotton
Senior Vice President, Corporate
780-486-8207